Exhibit 99.2

NEWS RELEASE
FOR IMMEDIATE RELEASE
April 15, 2004

Extendicare’s U.S. Subsidiary EHSI Announces Receipt of Required Consents in
Connection with Tender Offer for its 9.35% Senior Subordinated Notes Due 2007

MARKHAM, ONTARIO (TSX: EXE and EXE.A; NYSE: EXE.A). — Extendicare Inc. announced today that its wholly owned U.S. subsidiary, Extendicare Health Services, Inc. (EHSI), in connection with its cash tender offer for any and all of its US$200 million outstanding 9.35% Senior Subordinated Notes Due 2007 (the “Notes”) and the related consent solicitation, has received the required consents to eliminate substantially all of the restrictive covenants in the indenture governing the Notes (and the related events of default), other than the covenants to pay principal of and interest on the Notes when due, as detailed in the Offer to Purchase and Consent Solicitation Statement dated April 5, 2004.

As a result of obtaining the required consents, EHSI executed and delivered a supplemental indenture setting forth the amendments. The supplemental indenture provides that the amendments will only become operative when EHSI notifies the trustee under the indenture and the tender agent for the Notes, D.F. King & Co., Inc., that the Notes tendered prior to 5:00 p.m., New York City time, on Wednesday, April 14, 2004 (the “Consent Date”) and not validly withdrawn are accepted for purchase.

As of the Consent Date, EHSI had received tenders of Notes and deliveries of related consents from holders of approximately 61% of the Notes outstanding not owned by EHSI or any of its affiliates. Those holders who tendered Notes prior to the Consent Date will receive, subject to the terms and conditions of the tender offer, the total consideration to be paid per US$1,000 principal amount of Notes validly tendered, which is US$1,035 and includes the consent payment of US$30 per US$1,000 principal amount of Notes. Subject to the terms and conditions of the tender offer, the total consideration will be payable to the holders entitled thereto, together with accrued and unpaid interest to, but excluding the settlement date.

Holders whose valid tenders are received after the Consent Date, but prior to midnight, New York City time, on April 30, 2004, will receive the tender offer consideration, but not the consent payment, which is US$1,005 per US$1,000 principal amount of Notes, plus accrued and unpaid interest to, but excluding the settlement date. EHSI currently intends to redeem any Notes not tendered in the tender offer under the terms of the indenture. The current redemption price for the Notes is US$1,031.17 per US$1,000 principal amount of Notes, plus accrued and unpaid interest.

EHSI’s obligation to accept for purchase and to pay for Notes validly tendered in the tender offer is subject to the satisfaction of certain conditions including, among other things, the receipt of proceeds from anticipated borrowings under its amended credit facility and the private placement of its new notes and acceptance by EHSI of the Notes for purchase pursuant to the terms of the tender offer, each as described in more detail in the Offer to Purchase and Consent Solicitation Statement dated April 5, 2004. The new notes will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

This announcement is not an offer to purchase, nor a solicitation of an offer to purchase, or a solicitation of tenders or consents with respect to, any Notes. The tender offer and consent solicitation are being made solely pursuant to the Offer to Purchase and Consent Solicitation Statement dated April 5, 2004.

Lehman Brothers Inc. is serving as Dealer Manager and Solicitation Agent and D.F. King & Co., Inc. is serving as Information Agent and Tender Agent for the tender offer and consent solicitation. Requests for documents may be directed to D.F. King & Co., Inc. by telephone at (888) 567-1626 (toll free) or (212) 269-5550 (collect), or in writing at 48 Wall Street, 22nd Floor, New York, NY 10005. Questions regarding the tender offer and consent solicitation should be directed to Lehman Brothers Inc. at (800) 438-3242 (toll free) or (212) 528-7581 (collect), attention: Liability Management Group.

Extendicare, through its subsidiaries, operates 267 long-term care facilities across North America, with capacity for over 27,800 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 35,800 people in the United States and Canada.

Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:

Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com

Visit Extendicare’s Website @ www.extendicare.com